LEXMARK January 11, 2008	Jeri Isbell Vice President of Human Resources Lexmark International, Inc. 740 West New Circle Road Lexington, KY 40550 Phone: (859) 232-2182 Fax: (859) 232-5201

Mr. Jay E. Ingram
Attorney Advisor
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549

Re:      Lexmark International, Inc.
Definitive 14A
Filed March 16, 2007
File No. 001-14050

Dear Mr. Ingram:

In response to your letter to Paul J. Curlander, Chairman and CEO of Lexmark International, Inc. (the “Company”), dated November 30, 2007, the following information is provided for your consideration.  We have incorporated our responses to your letter dated August 21, 2007 into our disclosure and have noted in our responses below in bold italics the additional disclosure and substantial revisions that have been incorporated to address your most recent comments.

Comment #1:

We reissue in part comment 3 of our letter dated August 21, 2007 because we do not believe your response to our comment sufficiently captures the type of analysis we are seeking.  Refer specifically to your Response 3.3.  It is not clear whether you review each element of compensation independently or whether you consider each element collectively with the other elements of your compensation program when establishing the various forms and levels of compensation.  Please provide sufficient quantitative or qualitative disclosure as appropriate of the analyses underlying the Committee’s decision to make specific compensation awards and how decisions regarding one type of award motivate the Committee to award or consider other forms of compensation.  Explain and place in context how you considered each element of compensation and why determinations with respect to one element may or may not have influenced the Committee’s decisions with respect to other allocated awards.  See Item 402(b)(1)(vi) of Regulation S-K.

Response #1:

As stated in our prior response, the Company will expand its disclosure in future filings in the section entitled “Compensation Components” beginning on page 8 of the Compensation

Discussion & Analysis to include an introductory discussion offering an explanation of the review of each of the Named Executive Officer’s total direct compensation and how that review may impact each compensation component.  In future filings the Company will expand or revise its disclosure to explain how each compensation component is considered individually and then is further reviewed in the context of total direct compensation, in a form substantially as follows:

Total Direct Compensation

     The Compensation and Pension Committee has established a principle of providing total compensation opportunities that are market competitive and supportive of the Company’s strategy to attract, develop and retain outstanding talent.  In order to fulfill this principle, the Compensation and Pension Committee determines the form and level of compensation to award by applying the same principles, policies, and methodologies to each of the Named Executive Officers, including the CEO.  The principles, policies, and methodologies relating to the decision to utilize each component of compensation, the level of each component to award, and how one component may influence the Compensation and Pension Committee’s decisions with respect to other components is detailed in the discussion that follows.

    Annually, the Compensation and Pension Committee approves or recommends that the Board of Directors approve for each Named Executive Officer (i) an adjustment to base salary, (ii) the annual incentive compensation opportunity, (iii) a cash-denominated award under the Long-Term Incentive Plan, and (iv) an equity-based compensation award.  First, the Compensation and Pension Committee determines the form and level of each compensation component to award by performing a separate and distinct analysis of each of these components utilizing the principles, policies, and methodologies described in the discussion below applicable to each component.  Next, the Compensation and Pension Committee reviews the total direct compensation of each of the Named Executive Officers by a comparison to the total direct compensation of Named Executive Officers of peer companies obtained through proxy statement disclosure described in the section entitled “Determining Executive Compensation.” Total direct compensation includes base salary, annual incentive compensation opportunity, cash-denominated long-term incentive compensation, and equity-based long-term incentive compensation (other than individual equity-based compensation awards made by the Compensation and Pension Committee with the sole intention of retaining the Named Executive Officer). The Compensation and Pension Committee has determined that the appropriate level of total direct compensation is targeted at the 65th percentile to balance the level of reward with the risk of achieving the performance objectives of the various components of compensation.  However, it should be noted that total direct compensation for each individual may range slightly above and below the 65th percentile based on a variety of factors, including the executive officer’s skills and experience, the importance of the position to the Company, past and expected future performance, the difficulty of replacement, and time in the position.  If after considering these qualitative factors, the Compensation and Pension Committee determines that the variance of total direct compensation from the targeted percentile is greater than desired on a subjective basis, the Compensation and Pension Committee will individually reassess the level of compensation awarded for each component utilizing the principles, policies, and methodologies applicable to each component and determine if the level of one or more components should be adjusted in order to achieve the appropriate level of total direct compensation. For 2006, the variance of total direct compensation from the targeted percentile did not exceed the targeted level in any material respect for any Named Executive Officer.

The following excerpts from the discussion beginning on page 8 following the heading “Base Salary” detail how the level of this compensation component is independently determined as follows:

    The base salary of each Named Executive Officer is intended to be a compensation component that supports the Company’s principle of providing total compensation opportunities that are market competitive and supportive of the Company’s strategy to attract, develop and retain outstanding talent. The base salary for each of the Named Executive Officers is determined by the responsibilities of the position held, the experience of the individual, the individual’s length of time in the position, and by reference to the information compiled from compensation surveys regarding the competitive marketplace for executive talent, including a comparison to base salaries for comparable marketplace positions as discussed above in the section entitled “Determining Executive Compensation.” The Compensation and Pension Committee has targeted base salary at the 50th percentile because they believe that the market median is the appropriate level for the fixed compensation component to ensure that the Company remains competitive in attracting and retaining executive officers. However, actual salaries may range above and below the market median based on a variety of factors, including the executive officer’s skills and experience, the importance of the position to the Company, past and expected future performance, the difficulty of replacement and length of time in the position.

    Salary adjustments for each of the Named Executive Officers are based on an evaluation of the performance of the Company and of each of the Named Executive Officers. New responsibilities as well as changes in the competitive marketplace are also taken into account when considering an adjustment to base salary. The CEO makes a recommendation to the Compensation and Pension Committee for each of the Named Executive Officers other than himself for a base salary increase, if any, based on the factors discussed above. For the CEO, the Vice President of Human Resources presents the competitive market data to the Compensation and Pension Committee and makes a recommendation for the CEO’s base salary. The Compensation and Pension Committee determines the amount of the base salary increase to recommend to the Board of Directors for approval. The Board of Directors is ultimately responsible for approving a base salary increase for each of the Named Executive Officers.

The following excerpts from the discussion beginning on page 9 following the heading “Annual Incentive Compensation” detail how this compensation component is independently determined as follows:

    Annual incentive awards are utilized to fulfill the Company’s principles of paying for performance where performance criteria are aligned with shareholder interests, putting pay significantly “at risk” and subject to the achievement of strategic business objectives, and balancing short-term and long-term objectives.  Annual incentive awards are also intended to be a compensation component that supports the Company’s principle of providing total compensation opportunities that are market competitive and supportive of the Company’s strategy to attract, develop and retain outstanding talent. Annual incentive awards for each of the Named Executive Officers are made under the Lexmark International, Inc. Senior Executive Incentive Compensation Plan, which was approved by the Company’s stockholders in 2004. Under the terms of this plan, the maximum award for each executive officer participating in the plan is six-tenths of one percent of Operating Income, as defined in the plan. The Compensation and Pension Committee administers the plan and may reduce, but not increase, the maximum award made to a participant based on any factors it may deem appropriate. The factors considered for 2006 are set forth below.

The Compensation and Pension Committee determines the annual incentive compensation opportunity for each of the Named Executive Officers. The annual incentive opportunity is based on the survey data for annual incentive awards and total cash compensation published in the survey sources referenced above in the section entitled “Determining Executive Compensation.” Consistent with the Company’s pay-for-performance philosophy, an executive officer’s total cash compensation is highly leveraged. The Compensation and Pension Committee establishes annual incentive compensation targets that it believes put annual incentive compensation significantly “at risk” because payments are dependent upon the achievement of strategic performance objectives. Annual target cash compensation (i.e. base salary plus bonus opportunity) is benchmarked at a level higher than base compensation, the 65th percentile of the survey data, to balance the level of reward with the risk of achieving the performance objectives. However, target annual incentive compensation for each individual may range above and below the 65th percentile based on a variety of factors, including the executive officer’s skills and experience, the importance of the position to the Company, past and expected future performance, the difficulty of replacement, and time in the position.

In future filings the Company will expand its disclosure beginning on page 10 following the heading “Cash-Denominated Long-Term Incentive Compensation” to explain how the level of equity-based incentive compensation may impact the level of cash-denominated long-term incentive compensation in a form substantially as follows:

     Cash-denominated long-term incentive awards are utilized to fulfill the Company’s principles of paying for performance where performance criteria are aligned with shareholder interests, putting pay significantly “at risk” and subject to the achievement of strategic business objectives, and balancing short-term and long-term objectives.  Cash-denominated long-term incentive awards are also intended to be a compensation component that supports the Company’s principle of providing total compensation opportunities that are market competitive and supportive of the Company’s strategy to attract, develop and retain outstanding talent. The purpose of the Long-Term Incentive Plan is to reward the achievement of specific performance objectives over a three-year performance cycle. The Compensation and Pension Committee believes that the focus on objectives over a three-year horizon is important in the establishment of a long-term view and alignment of management’s interests with the long-term interests of shareholders. The Long-Term Incentive Plan awards are denominated in cash but may be paid in cash, stock or a combination of cash and stock at the Compensation and Pension Committee’s discretion. The Compensation and Pension Committee also may use negative discretion in determining any payment to participants. The payment of each executive’s long-term incentive award is conditioned on continued employment and eligibility. In the case of death, long-term disability or retirement during the performance period, a prorated payout, if any, will be based on actual financial performance over the entire performance period.

For each of the Named Executive Officers, the value of long-term incentive compensation is targeted at the 65th percentile of the market data to reflect the Compensation and Pension Committee’s philosophy of putting pay significantly “at risk.” In order to determine the appropriate level of each Named Executive Officer’s target cash-denominated award under the Long-Term Incentive Plan, the value of the equity-based award, as discussed below, is aggregated with the target value of the cash-denominated award to arrive at the value of the total long-term incentive compensation awarded to each Named Executive Officer.  The Compensation and Pension Committee reviews the total long-term incentive compensation of each of the Named Executive Officers by a comparison to the total long-term incentive compensation of Named Executive Officers of peer companies obtained through proxy statement disclosure described in the section entitled “Determining Executive Compensation.” The total long-term incentive compensation for each individual may range slightly above and below the 65th percentile based on a variety of qualitative factors, including the executive officer’s skills and experience, the importance of the position to the Company, past and expected future performance, the difficulty of replacement, and time in the position. If after considering these qualitative factors, the Compensation and Pension Committee determines that the variance of total long-term incentive compensation from the targeted percentile is greater than desired on a subjective basis, the Compensation and Pension Committee will individually reassess the target value of the cash-denominated award.  The Compensation and Pension Committee may adjust up or down the target cash-denominated award to achieve the appropriate level of total long-term incentive compensation determined on a subjective basis. The Compensation and Pension Committee is ultimately responsible for determining the target amount of cash-denominated long-term incentive compensation to award for each of the Named Executive Officers.

The following excerpts from the discussion beginning on page 12 following the heading “Equity-Based Long-Term Incentive Compensation” detail how this compensation component is independently determined as follows:

    Equity-based long-term incentive awards fulfill the Company’s principle of paying for performance where the performance criteria are aligned with shareholder interests. Equity-based long-term incentive awards are also intended to be a compensation component that supports the Company’s principle of providing total compensation opportunities that are market competitive and supportive of the Company’s strategy to attract, develop and retain outstanding talent.   The Company utilizes equity-based compensation awards to foster and promote the long-term financial success of the Company and to materially increase shareholder value by motivating superior performance by employees. By providing employees with an ownership interest, their interests are aligned with those of the Company’s stockholders. Equity-based compensation awards also enable the Company to attract and retain the services of an outstanding management team upon which the successful conduct of its operations is largely dependent. Generally, the Company utilizes stock options annually as a component of each Named Executive Officer’s long-term compensation and grants restricted stock units to each of the Named Executive Officers in select instances.

For each of the Named Executive Officers, the value of long-term incentive compensation is targeted at the 65th percentile of the market data to reflect the Compensation and Pension Committee’s philosophy of putting pay significantly “at risk.” During the first quarter of each year, the Company performs an analysis using the Black-Scholes option pricing model to determine the number of options to grant to each of the Named Executive Officers that is market competitive, taking into consideration the value of the option grants that the individual has received in prior years. The CEO then makes a grant recommendation for each of the Named Executive Officers other than himself to the Compensation and Pension Committee based on this analysis and the individual’s expected future contribution to the business results. The Vice President of Human Resources makes a recommendation to the Compensation and Pension Committee for the CEO based on competitive market data. The Compensation and Pension Committee is ultimately responsible for determining the number of options to be awarded and approving the grant.

Comment #2

We reissue comment 5 of our letter dated August 21, 2007.  It is not clear why you limited your response to a discussion of base salary.  As requested in our prior comment, for each element of compensation, including annual incentive compensation and equity-based long-term incentive compensation, please provide a similar analysis of the resultant compensation levels.

Response #2

As stated in our previous response, in future filings the Company will expand its disclosure relating to base salary increases in the section entitled “Base Salary” beginning on page 8 of the Compensation Discussion & Analysis to clarify how the resultant base salary increases for each of the Named Executive Officers was determined, in a form substantially as follows:

    At its meeting on February 22, 2006, the Compensation and Pension Committee considered the responsibilities of the position held by each Named Executive Officer, the experience of the individual, the individual’s length of time in the position, and data from the compensation surveys.  However, upon consideration of the performance of the Company in 2005, none of the Named Executive Officers received a base salary increase in 2006.

At its meeting on February 21, 2007, the Compensation and Pension Committee reviewed the data from the compensation surveys, and also gave consideration to the responsibilities of the Named Executive Officer’s position, experience of the individual, and length of time in position.  Based on the recommendation of the Compensation and Pension Committee, the Board of Directors approved an adjustment to the base salary of four of the Named Executive Officers. Mr. Gamble’s base salary was increased by $45,000 to $495,000; Mr. Bahous’ base salary was increased by $35,000 to $475,000; Mr. Rooke’s base salary was increased by $40,000 to $570,000 and Mr. Cole’s base salary was increased by $30,000 to $420,000 in 2007.

In future filings, the Company will expand its disclosure beginning on page 9 following the heading “Annual Incentive Compensation” to clarify how the resultant annual incentive opportunity was determined for each of the Named Executive Officers in a form substantially as follows:

 …Annual target cash compensation (i.e. base salary plus bonus opportunity) is benchmarked at a level higher than base compensation, the 65th percentile of the survey data, to balance the level of reward with the risk of achieving the performance objectives. However, target annual incentive compensation for each individual may range above and below the 65th percentile based on a variety of factors, including the executive officer’s skills and experience, the importance of the position to the Company, past and expected future performance, the difficulty of replacement, and time in the position.  At its meeting on February 22, 2006, the Compensation and Pension Committee reviewed the data from the compensation surveys, and also gave consideration to the qualitative factors listed above.  Based on this review, the Compensation and Pension Committee approved the annual incentive award opportunity for each of the Named Executive Officers for the fiscal year ending December 31, 2006 is shown in the table below.

Name	Threshold	Target	Maximum
P.J. Curlander	$300,000	$1,040,000	$2,000,000
J.W. Gamble, Jr.	135,000	337,500	675,000
N. Bahous	132,000	308,000	616,000
P.A. Rooke	159,000	397,500	795,000
V.J. Cole	117,000	273,000	546,000

In future filings, the Company will expand its disclosure beginning on page 10 following the heading “Cash-Denominated Long-Term Incentive Compensation” to clarify how the resultant target cash-denominated award was determined for each of the Named Executive Officers in a form substantially as follows:

    For each of the Named Executive Officers, the value of long-term incentive compensation is targeted at the 65th percentile of the market data to reflect the Compensation and Pension Committee’s philosophy of putting pay significantly “at risk.” In order to determine the appropriate level of each Named Executive Officer’s target cash-denominated award under the Long-Term Incentive Plan, the value of the equity-based award, as discussed below, is aggregated with the target value of the cash-denominated award to arrive at the value of the total long-term incentive compensation awarded to each Named Executive Officer.  The Compensation and Pension Committee reviews the total long-term incentive compensation of each of the Named Executive Officers by a comparison to the total long-term incentive compensation of Named Executive Officers of peer companies obtained through proxy statement disclosure described in the section entitled “Determining Executive Compensation.” The total long-term incentive compensation for each individual may range slightly above and below the 65th percentile based on a variety of qualitative factors, including the executive officer’s skills and experience, the importance of the position to the Company, past and expected future performance, the difficulty of replacement, and time in the position. If after considering these qualitative factors, the Compensation and Pension Committee determines that the variance of total long-term incentive compensation from the targeted percentile is greater than desired on a subjective basis, the Compensation and Pension Committee will individually reassess the target value of the cash-denominated award.  The Compensation and Pension Committee may adjust up or down the target cash-denominated award to achieve the appropriate level of total long-term incentive compensation determined on a subjective basis. The Compensation and Pension Committee is ultimately responsible for determining the target amount of cash denominated long-term incentive compensation to award for each of the Named Executive Officers.

At its meeting on February 22, 2006, the Compensation and Pension Committee reviewed the data from peer companies obtained through proxy statement disclosure, and also gave consideration to the qualitative factors listed above.  Based on this review, the Compensation and Pension Committee approved a 2006 – 2008 Long-Term Incentive Plan award for each of the Named Executive Officers.  The following table shows this award and all other Long-Term Incentive Plan awards outstanding at the end of 2006 for each of the Named Executive Officers.

Name	Performance Period	Threshold ($)	Target ($)	Maximum ($)
P.J. Curlander	1/1/2006 - 12/31/2008	472,500	1,575,000	3,937,500
	1/1/2005 - 12/31/2007	511,875	1,575,000	3,189,375
	1/1/2004 - 12/31/2006	463,125	1,425,000	2,885,625

J.W. Gamble, Jr.	1/1/2006 - 12/31/2008	172,500	575,000	1,437,500
	1/1/2005 - 12/31/2007	186,875	575,000	1,164,375

N. Bahous	1/1/2006 - 12/31/2008	165,000	550,000	1,375,000
	1/1/2005 - 12/31/2007	178,750	550,000	1,113,750
	1/1/2004 - 12/31/2006	159,250	490,000	992,250

P. A. Rooke	1/1/2006 - 12/31/2008	195,000	650,000	1,625,000
	1/1/2005 - 12/31/2007	211,250	650,000	1,316,250
	1/1/2004 - 12/31/2006	195,000	600,000	1,215,000

V.J. Cole	1/1/2006 - 12/31/2008	120,000	400,000	1,000,000
	1/1/2005 - 12/31/2007	130,000	400,000	810,000
	1/1/2004 - 12/31/2006	113,750	350,000	708,750

In future filings, the Company will expand its disclosure beginning on page 12 following the heading “Equity-Based Long-Term Incentive Compensation” to clarify how the resultant equity-based compensation award was determined for each of the Named Executive Officers in a form substantially as follows:

    For each of the Named Executive Officers, the value of long-term incentive compensation is targeted at the 65th percentile of the market data to reflect the Compensation and Pension Committee’s philosophy of putting pay significantly “at risk.” During the first quarter of each year, the Company performs an analysis using the Black-Scholes option pricing model to determine the number of options to grant to each of the Named Executive Officers that is market competitive, taking into consideration the value of the option grants that the individual has received in prior years. The CEO then makes a grant recommendation for each of the Named Executive Officers other than himself to the Compensation and Pension Committee based on this analysis and the individual’s expected future contribution to the business results. The Vice President of Human Resources makes a recommendation to the Compensation and Pension Committee for the CEO based on competitive market data. The Compensation and Pension Committee is ultimately responsible for determining the number of options to be awarded and approving the grant.  At its meeting on February 22, 2006, the Compensation and Pension Committee reviewed the recommendations of the Company based on the analysis described above for each of the Named Executive Officers.  Based on this review, the Compensation and Pension Committee approved a grant of stock options for each of the Named Executive Officers.  The following table shows this award and the stock option awards granted in the two prior years for each of the Named Executive Officers.

Name	Year	Options Granted (#)	Black-Scholes Value ($)

P.J. Curlander	2006	225,000	$3,125,498
	2005	150,000	2,636,985
	2004	150,000	2,458,035
J.W. Gamble, Jr.	2006	60,000	833,466
N. Bahous	2006	60,000	833,466
	2005	47,000	826,255
	2004	47,000	770,184
P.A. Rooke	2006	60,000	833,466
	2005	47,000	826,255
	2004	47,000	770,184
V.J. Cole	2006	42,000	583,426
	2005	33,000	580,137
	2004	33,000	540,768

Comment #3

Refer to comment 6 of our letter dated August 21, 2007.  Please provide a more detailed analysis justifying the omission of disclosure relating to product hardware revenue, operating income, and cash cycle targets.  The criterion for applying the exemption is a reasonable showing that the disclosure would cause substantial competitive harm.  Such a showing is not satisfied by general statements that some harm will occur, such as that made on page 13 of your response.  As one example, with respect to the omission of disclosure relating to operating income targets, please establish with much greater specificity “the revenue expectations and the projected profit margins on products within each operating division” that would be determined through disclosure.

Response #3

The Corporate Objectives and Worldwide Business Unit Objectives for 2006 were comprised of hardware revenue, operating income and cash cycle objectives.  Management of the Company believes that the disclosure of the specific threshold, target and maximum amounts for each of the Corporate and Worldwide Business Unit Objectives would result in substantial competitive harm to the Company in several respects.

With respect to the first Objective, hardware revenue, disclosure of the Company’s threshold, target and maximum amounts would provide the Company’s competitors with specific information regarding the hardware revenue targets that are set for the Company as a whole, as well as for each of its operating divisions, and the planned expectations of the Company’s management and Board of Directors around hardware revenue levels within each operating division on an annual basis.  The Company currently provides divisional revenue amounts on an aggregate basis in its quarterly financial reporting, but does not specifically break out the portions of such divisional revenue which relate to hardware and supplies, respectively.  Providing the hardware revenue targets for each division would provide a close approximation of the breakdown in each division between hardware and supplies revenue on an annual basis.  Providing such information to the Company’s competitors would give them more intricate insight into the Company’s pricing of its hardware and its follow-on supplies, enabling the competitors to aggressively price either hardware or supplies to the Company’s detriment.  The Company has previously disclosed that certain of its hardware units in both divisions are priced at low positive or even negative profit margins which are offset by subsequent supplies sales.  The pricing of hardware by the Company is highly competitive and is essential to the Company’s success.  Revealing the hardware revenue targets of each division would cause substantial harm to the Company’s competitive position in pricing and selling its products.

With respect to the second Objective, operating income, disclosure of the Company’s threshold, target and maximum amounts would provide the Company’s competitors with greater insight into the Company’s operating income margins within each division, and based upon the provision of hardware revenue amounts, as set forth in the paragraph above, the operating margins on the sale of the Company’s hardware units and supplies.  The Company routinely provides commentary on its earnings conference calls around the number of hardware units sold and in what areas of the Company’s hardware product lines the Company has been most successful.  Again, as stated above, providing annual operating income targets on a divisional basis would provide insights to the Company’s competitors into hardware margin information that could be used by the Company’s competitors to more keenly assess the Company’s pricing of its hardware.  Such pricing relies on confidential profitability models which incorporate both hardware and follow-on supplies sales in determining the overall profitability of the sale of hardware units within each division.  In addition, there is the incremental risk that an investor is misled by the standalone hardware profitability information that can be derived from the disclosed divisional operating income information, because that is not the manner in which the Company analyzes the profitability of its products.  The Company assesses the overall  profitability of its products on a divisional basis by analyzing the combined profitability of hardware unit sales and subsequent supplies sales.  It does not analyze profitability on the basis of hardware unit sales alone.  The Company operates in a highly competitive marketplace where success or failure is heavily weighted on price competition, and any additional information provided to the marketplace that supports analysis of the Company’s product pricing and overall divisional profitability would be highly detrimental to the Company’s success.

With respect to the third Objective, cash cycle, the disclosure of cash cycle targets would undercut the Company’s competitive advantage in negotiating its purchase and sale contracts by allowing its suppliers and customers access to the specific targets that are set for management, thereby allowing them to extort premiums from the Company for particular payment terms in order for the Company to reach the cash cycle objectives resulting in an incentive payment.  As stated in the Company’s Compensation Discussion & Analysis under the heading “Annual Incentive Compensation,” it is explained that cash cycle is a measure of the number of days that it takes for the Company to convert its cash into product, sell the product to the end customer, and collect the accounts receivable for the product.  If the Company were to annually disclose its cash cycle performance targets, the movement in targets from year to year would give the Company’s suppliers and customers significant insight into the target trends for future years and the opportunity to extract a financing premium from the Company for providing more favorable payment terms to the Company and a good estimate of what payment terms the Company would need to achieve its cash cycle objectives.

Finally, the specific quantitative performance targets which are set annually by the Company’s Compensation and Pension Committee for determining the potential payout under the Company’s annual incentive compensation and long-term incentive compensation awards for any given year are not a material element of the Committee’s overall decision-making and the establishment of the Company’s compensation philosophy and policies.  The discussion in the Compensation Discussion & Analysis on pages 8 through 10 describes the Compensation and Pension Committee’s philosophy regarding the degree of difficulty expected for management of the Company to attain the approved performance objectives, whatever those performance objectives happen to be in any particular period, in this case hardware revenue, operating income and cash cycle.  In addition, historical information regarding the performance of the Company’s annual incentive compensation and long-term incentive compensation programs over the past five years is provided by the Committee for the reader to evaluate the programs and the degree of difficulty for management to achieve their performance goals.  It is not the specific performance objective or amount that is material to the Compensation and Pension Committee and/or investors, but rather what is material are the overall compensation philosophies and policies endorsed by the Compensation and Pension Committee, the degree of challenge those performance targets present management to advance the Company’s performance and the resulting compensation of the Named Executive Officers.

****

In connection with providing the above responses to your comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the above-captioned filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
I believe that we have thoroughly addressed each of the items in your correspondence.  Please feel free to contact me if you have additional questions or comments.

Regards,

/s/ Jeri L. Isbell

Jeri L. Isbell

cc:           Paul J. Curlander
Lexmark International, Inc.